CONSENT OF VINCENT CARDIN-TREMBLAY

In connection with Nomad Royalty Company Ltd’s Annual Report on Form 40-F for the year ended December 31, 2020, and any documents incorporated by reference therein, being filed by Nomad Royalty Company Ltd. with the United States Securities and Exchange Commission (the "Form 40-F"), I consent to the use and references to my name, and the inclusion and incorporation by reference in the Form 40-F of the information approved by me that is of a scientific or technical nature.

/s/ Vincent Cardin-Tremblay, P.Geo
Vincent Cardin-Tremblay
Dated: March 30, 2021